UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Burlington Coat Factory Warehouse Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

121579 10 6
(Cusip Number)

Andrew R. Milstein
c/o Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 07016
Tel: (609) 387-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Samgray, L.P.

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,000,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 26.8%

14. Type of Reporting Person (See Instructions): PN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Latzim Family LLC

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	12,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,000,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 26.8%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Trust established under Article SIXTH of the last will and testament of Henrietta Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	6,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 6,743,984

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 15.1%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        MHLAS Limited Partnership Number One

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: Delaware

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	1,400,000
	9. Sole Dispositive Power:	1,400,000
	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 1,400,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) 3.1%

14. Type of Reporting Person (See Instructions): PN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        MH Family LLC

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	10,000
	9. Sole Dispositive Power:	10,000
	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 10,000 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) -%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Henrietta Milstein 2000 Revocable Trust

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: New Jersey

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	1,410,000
	9. Sole Dispositive Power:	1,410,000
	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 1,410,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) 3.1%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Monroe G. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	1,430
	9. Sole Dispositive Power:	None
	10. Shared Dispositive Power:	1,430

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 1,430 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) -%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Andrew R. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	109,379
	8. Shared Voting Power:	49,032
	9. Sole Dispositive Power:	479,830
	10. Shared Dispositive Power:	12,049,032

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 12,528,862

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 27.9%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Stephen E. Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	390,991
	8. Shared Voting Power:	25,359,138
	9. Sole Dispositive Power:	2,710,936
	10. Shared Dispositive Power:	12,036,000

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 25,750,129 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 57.4%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Lazer Milstein

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	25,255,938
	9. Sole Dispositive Power:	1,826,901
	10. Shared Dispositive Power:	18,743,984

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 25,255,938 Shares.

12. Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions) ☒

13. Percent of Class Represented by Amount in row (11) 56.4%

14. Type of Reporting Person (See Instructions): IN

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        MM 2005 Intangibles Trust

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	352,001
	9. Sole Dispositive Power:	352,001
	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 352,001

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) 0.8%

14. Type of Reporting Person (See Instructions): OO

CUSIP NO. 121579 10 6

1. Name of Reporting Person
        SS or I.R.S. Identification No. of Above Person
        Cadasa Investments LLC

2. Check the Appropriate Box if a Member of a Group
        (See Instructions)

(a) ☐
(b) ☒

3. SEC Use Only ☐

4. Source of Funds (see Instructions): OO

5. Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially owned by each Reporting Person	7. Sole Voting Power:	None
	8. Shared Voting Power:	None
	9. Sole Dispositive Power:	2,129,057
	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting
        Person: 2,129,057

12. Check if the Aggregate Amount in Row (11) Excludes Certain
        Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in row (11) 4.8%

14. Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

Common stock, par value $1.00 per share (the "Common Stock") of Burlington Coat Factory Warehouse Corporation, a Delaware corporation (the "Issuer"), whose executive offices are located at 1830 Route 130, Burlington, New Jersey 08016.

Item 2. Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of:

        Samgray, L.P., a Delaware limited partnership ("Samgray"). Samgray is a family investment partnership.
        Latzim Family LLC, a Delaware limited liability company ("Latzim"). Latzim is the general partner of Samgray.
        Andrew R. Milstein ("AM"). AM is a member of Latzim owning one-third of the membership interests in Latzim. AM's principal business occupation is as an Executive Vice President of the Issuer.
        Stephen E. Milstein ("SM"). SM is a member of Latzim owning one- third of the membership interests in Latzim. SM is also the trustee of the MM 2005 Intangibles Trust (defined below). SM's principal business occupation is as an Executive Vice President of the Issuer.
        MM 2005 Intangibles Trust (the "MM Trust"). The MM Trust was established in 2005 to receive shares of Common Stock by gift from MM. MM is the settlor and beneficiary of the MM Trust and SM is the trustee of the MM Trust.
        Lazer Milstein ("LM"). LM is a member of Latzim owning one-third of the membership interests. LM is also a trustee of the HM Trust (defined below). LM's principal occupation is as the owner and executive of a computer and internet services business.
        Trust established under Article Sixth of the last will and testament of the late Henrietta Milstein (the "HM Trust"). The Trust was established to receive shares of Common Stock owned by the late Henrietta Milstein.
        Monroe G. Milstein ("MM"). MM is a limited partner of Samgray. MM's principal occupation is as President, Chief Executive Officer and as a Director of the Issuer.
        MHLAS Limited Partnership Number One, a Delaware limited partnership ("MHLAS"). MHLAS is a family investment partnership.
        MH Family LLC, a Delaware limited liability company ("MHLLC"). MHLLC is the general partner of MHLAS.
        Henrietta Milstein 2000 Revocable Trust (the "2000 Trust"). The 2000 Trust is the controlling Member of MHLLC.
        Cadasa Investments LLC, a Delaware limited liability company ("Cadasa"). Cadasa was established in 2006 to receive shares of Common Stock from AM. Howard Caplan is the Manager of Cadasa.
        Samgray, Latzim, AM, SM, the MM Trust, LM, the HM Trust, MM, MHLAS, MHLLC, the 2000 Trust and Cadasa are sometimes collectively referred to herein as the "Reporting Persons." The business address of each of Samgray, Latzim, AM, LM, the HM Trust and MM is c/o Andrew R. Milstein at 1830 Route 130, Burlington, New Jersey 08016. The business address of each of SM and the MM Trust is c/o Stephen E. Milstein at 1830 Route 130, Burlington, New Jersey 08016. The business address of each of MHLAS and MHLLC is c/o Paul C. Tang at 1830 Route 130, Burlington, New Jersey 08016. The business address of Cadasa is c/o Howard Caplan, 94 Huntersfield Road, Delmar, NY 12054.

(d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) AM, SM, LM and MM are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Effective as of March 29, 2006, AM transferred (the "Transfer") 2,129,057 shares of Common Stock to Cadasa in exchange for all of the membership interests in Cadasa. AM subsequently transferred all of the membership interests in Cadasa by gift to The Andrew R. Milstein Family Irrevocable Trust (the "AM Trust") and in connection with such transfer Howard Caplan, a trustee of the AM Trust, became the sole manager of Cadasa. AM is the grantor of the AM Trust and, together with his spouse, siblings, issue and MM, are beneficiaries of the AM Trust.

Effective as of March 29, 2006, AM resigned as a representative under the 2004 Voting Agreement (defined below) and LM became a representative under the 2004 Voting Agreement.

Item 4. Purpose of Transaction

In connection with effecting the Transfer, Cadasa executed a counterpart of the 2006 Voting Agreement (defined below) and a Joinder Agreement for the 2004 Voting Agreement (defined below).

Except as set forth above in this Item 4, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) and (b) The number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number Of Shares Beneficially Owned	Percentage of Outstanding (1)
Samgray (2)(4)(11)	12,000,000	26.8%
Latzim (2)	12,000,000	26.8%
AM (2)(3)(4)(11)	12,528,862	27.9%
SM (2)(4)(5)(11)	25,750,129	57.4%
MM Trust (11)	352,001	0.8%
LM (2)(4)(6)(11)	25,255,938	56.4%
HM Trust (4)(11)	6,743,984	15.1%
MM (7)(8)(9)(10)	1,430	-%
MHLAS (11)	1,400,000	3.1%
MHLLC (11)	10,000	-%
2000 Trust (12)	1,410,000	3.1%
Cadasa (4)(11)(13)	2,129,057	4.8%

(1) Based on 44,770,813 shares of Common Stock outstanding as of March 8, 2006.

(2) Includes 12,000,000 shares owned by Samgray as to which Latzim, AM, SM and LM may be deemed to share beneficial ownership, subject to the provisions of that certain Voting Agreement, dated as of September 23, 2004 (the "2004 Voting Agreement") by and among Samgray, the HM Trust, SM, AM and LM.

(3) Includes 79,379 shares of Common Stock held by AM as trustee of the SM 1994 Trust, and 13,032 shares of Common Stock held by AM as Trustee of the SGM 1995 Trust, trusts established for the benefit of the children of SM. AM holds voting and dispositive power with respect to the shares but disclaims any pecuniary intercept in such shares. Also includes 67,200 shares of Common Stock underlying options granted to AM. Excludes 67,475 shares in which AM's spouse and AM may be deemed to have an indirect interest. AM disclaims any such interest. Also excludes 150,393 shares of Common Stock donated by AM to various trusts established for the benefit of the children of AM, as to which shares AM disclaims beneficial ownership.

(4) Samgray, AM, SM, LM and the HM Trust have entered into the 2004 Voting Agreement (and Cadasa has entered into a Joinder Agreement to the 2004 Voting Agreement), pursuant to which the parties to the 2004 Voting Agreement have granted SM and LM (following AM's resignation as a representative on March 29, 2006), an irrevocable proxy to vote the shares of Common Stock owned by such parties. In case of a deadlock as to how the shares will be voted, LM has the power to decide which position shall prevail; except if such deadlock occurs while LM is serving, the deadlock will be broken by an individual designated by LM and the other proxy then serving with him. As of March 29, 2006, there were an aggregate of 25,255,938 shares of Common Stock subject to the 2004 Voting Agreement representing 56.4% of the issued and outstanding shares of Common Stock of the Company.

(5) Includes (a) 16,068 shares of Common Stock held by SM as trustee under trust agreement dated December 31, 1984 for the benefit of the niece of SM and daughter of AM and (b) 22,922 shares of Common Stock held by SM as trustee under trust agreement dated November 4, 1988 for the benefit of the nephew of SM and son of AM. SM holds voting and dispositive power with respect to the shares but disclaims any pecuniary interest in such shares. Also includes 67,200 shares of Common Stock underlying options granted to SM. Also includes 352,001 shares held by SM as trustee of the MM Trust for the benefit of MM. SM holds voting and dispositive power with respect to such shares but disclaims any pecuniary interest in such shares. Excludes 126,976 shares of Common Stock donated by SM to various trusts established for the benefit of the children of SM, as to which shares SM disclaims beneficial ownership.

(6) Includes 6,743,984 shares owned by the HM Trust. LM, as a trustee of the HM Trust, has certain dispositive rights over the 6,743,984 shares of Common Stock owned by the HM Trust, subject to the 2004 Voting Agreement.

(7) MM, as a limited partner of Samgray, may be deemed to be a member of a group with the other partners of Samgray. MM is not a party to the 2004 Voting Agreement or the 2006 Voting Agreement.

(8) Excludes (i) 308,014 shares of Common Stock representing MM's proportionate interest in 1,400,000 shares of Common Stock owned by MHLAS, of which MM is a limited partner, (ii) 11,772,216 shares of Common Stock representing MM's proportionate interest in 12,000,000 shares of Common Stock owned by Samgray, of which MM is a limited partner, and (iii) 352,001 shares owned by the MM Trust of which MM is settlor and beneficiary.

(9) Does not include 6,743,984 shares of Common Stock owned by the HM Trust, of which MM is a beneficiary. MM has certain limited dispositive rights with respect to the shares of Common Stock owned by the HM Trust as to which he disclaims beneficial ownership. Also does not include 2,000 shares of Common Stock owned by MM's spouse.

(10) Includes 1,430 shares owned by the Estate of Henrietta Milstein. As executor of the Estate, MM has voting and dispositive power over these shares but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(11) Samgray, the HM Trust, AM, SM, LM, the MM Trust, MHLLC and MHLAS (collectively, the "Stockholders") entered into the 2006 Voting Agreement (and Cadasa has executed a counterpart to the 2006 Voting Agreement) pursuant to which, among other things, they agreed to vote all shares of Issuer Common Stock owned of record or beneficially by them in favor of the Merger. In addition, the Stockholders granted Parent a proxy to vote their shares in favor of the Merger at the stockholders' meeting to be held to approve the Merger. As of March 29, 2006, there were an aggregate of 27,251,340 shares of Common Stock subject to the 2006 Voting Agreement representing 60.9% of the issued and outstanding shares of Common Stock of the Issuer.

(12) Includes (i) 1,400,000 shares of Common Stock owned by MHLAS; and (ii) 10,000 shares of Common Stock owned by MHLLC. The 2000 Trust is the controlling Member of MHLLC, which is the general partner of MHLAS.

(13) Howard Caplan in his capacity as manager of Cadasa has dispositive power over the shares of Common Stock owned by Cadasa, but he disclaims beneficial ownership of the shares.

(c) Except as set forth in response to Item 3, none of the persons listed in response to Item 2 above acquired any ordinary shares of the Issuer during the past 60 days.

(d) Except as described above, no person other than each respective record owner referred to herein of ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

LM has granted a power of attorney to his spouse with respect to certain securities of the Issuer owned by LM. Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A - Agreement Pursuant to Rule 13d - 1(k) (Previously filed)

Exhibit B - Partnership Agreement of Samgray, L.P. (Previously filed)

Exhibit C - Voting Agreement dated as of September 23, 2004 (Previously filed)

Exhibit D- Voting Agreement dated as of January 18, 2006 (Previously filed)

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 6, 2006

SAMGRAY, L.P. By: Latzim Family LLC (General Partner) By:/s/ Andrew R. Milstein Andrew R. Milstein, Member	TRUST ESTABLISHED UNDER ARTICLE SIXTH OF THE LAST WILL AND TESTAMENT OF HENRIETTA MILSTEIN By: /s/ Lazer Milstein Lazer Milstein, Trustee
LATZIM FAMILY LLC By:/s/ Andrew R. Milstein Andrew R. Milstein, Member	HENRIETTA MILSTEIN 2000 REVOCABLE TRUST By: /s/ Paul C. Tang Paul C. Tang, Trustee
MH FAMILY LLC By: Henrietta Milstein 2000 Revocable Trust, Member By: /s/ Paul C. Tang Paul C. Tang, Trustee	MHLAS LIMITED PARTNERSHIP NUMBER ONE By: MH Family LLC, its General Partner By: Henrietta Milstein 2000 Revocable Trust, Member By: /s/ Paul C. Tang Paul C. Tang, Trustee
/s/ Monroe G. Milstein MONROE G. MILSTEIN	/s/ Lazer Milstein LAZER MILSTEIN
/s/ Andrew R. Milstein ANDREW R. MILSTEIN	/s/ Stephen E. Milstein STEPHEN E. MILSTEIN
CADASA INVESTMENTS LLC By: /s/ Howard Caplan Howard Caplan, Manager	MM 2005 INTANGIBLES TRUST By: /s/ Stephen E. Milstein Stephen E Milstein, Trustee